Exhibit 99.1

Bitdeer Announces July 2023 Operations Updates

Singapore, August 8, 2023 (GLOBE NEWSWIRE) -- Bitdeer Technologies Group (NASDAQ: BTDR) (“Bitdeer” or the “Company”), a world-leading technology company for the cryptocurrency mining community, today announced its unaudited mining and operations updates for July 2023.

Linghui Kong, Chief Executive Officer of Bitdeer, commented, “We made significant strides on both the operational and infrastructure fronts during July. Our total hash rate under management saw steady year-over-year and monthly growth as we successfully expanded both our self-owned and hosted mining machines under management, underscoring our commitment to scaling our operations. Importantly, we mined 220 Bitcoins through our self-mining business in July, a 41% year-over-year increase. At the same time, we continued to curtail the power usage at our mining datacenter in Texas to help stabilize Texas’ electric power grid in response to the state’s extreme heat this summer, through which we continued to generate power credit.”

“With the construction of our Gedu Datacenter in Bhutan now completed, and power-on testing underway, we have made notable progress in securing our future growth. I’m pleased to announce an additional 15,000 mining machines arrived at the datacenter in July, and as of today, we already have around 11,000 miners running stably. I am incredibly proud of the progress we have made, and look forward to continuing our momentum as we go forward.”

The Company primarily operates three distinct business lines:

•	Self-mining refers to cryptocurrency mining for the Company’s own account, which allows it to directly capture the high appreciation potential of cryptocurrency.
•	Hash Rate Sharing currently primarily includes Cloud Hash Rate, in which the Company offers hash rate subscription plans and shares mining income with customers under certain arrangements.
•	Hosting encompasses a one-stop mining machine hosting solution including deployment, maintenance, and management services for efficient cryptocurrency mining.

Operations Update

Metrics	July 2023	June 2023	July 2022
Total hash rate under management[1] (EH/s)	20.6	18.8	12.1
- Proprietary hash rate[2]	7.9	6.2	4.2
• Self-mining	3.8	3.8	2.3
• Cloud Hash Rate	1.6	1.6	1.9
• Delivered but not yet energized	2.5	0.8	-
- Hosting	12.7	12.6	7.9
Mining machines under management	215,000	199,000	138,000
- Self-owned[3]	85,000	70,000	54,000
- Hosted	130,000	129,000	84,000
Aggregate electrical capacity[4] (MW)	795	795	584
Bitcoin mined (self-mining only)[5]	220	239	156

1 Total hash rate under management as of July 31, 2023 across the Company’s primary business lines: Self-mining, Cloud Hash Rate and Hosting.

2 Proprietary hash rate as of July 31, 2023 increased by approximately 1.7 EH/s from 6.2 EH/s as of June 30, 2023, primarily attributable to the arrival of approximately 15,000 newly-purchased mining machines at the Company’s Gedu mining datacenter in Bhutan (the “Gedu Datacenter”) in July 2023. As of the end of July, approximately 23,000 newly-purchased mining machines had arrived at the Gedu Datacenter, but are yet to be energized. When all are energized, these new machines will provide a hash rate of approximately 2.5 EH/s.

3 Self-owned mining machines are for the Company’s self-mining business and Cloud Hash Rate business, including approximately 23,000 newly-purchased mining machines at the Gedu Datacenter as of July 31, 2023.

4 Aggregate electrical capacity remained consistent across five mining datacenters as of July 31, 2023.

5 Bitcoin mined in July 2023 increased by 41.0% compared to July 2022. Bitcoin mined in July 2023 declined by 7.9% compared to June 2023, primarily attributable to the decrease of the average transaction fee of mining activities in July 2023 and the Company’s strategic curtailment of power usage at the Company’s mining datacenter in Texas.

Infrastructure Update

As of the end of July, approximately 23,000 newly-purchased mining machines had been delivered to the Company’s Gedu Datacenter, with approximately 7,000 additional machines currently in transit to the Gedu Datacenter. Construction of the Gedu Datacenter has been completed, and the Company is currently conducting power-on testing. As of August 7, 2023, approximately 11,000 mining machines were running stably.

About Bitdeer Technologies Group

Bitdeer is a world-leading technology company for the cryptocurrency mining community headquartered in Singapore. Bitdeer has committed to providing comprehensive digital asset mining solutions for its customers. Bitdeer handles complex processes involved in mining such as miner procurement, transport logistics, mining datacenter design and construction, mining machine management and daily operations. Bitdeer has mining datacenters deployed in the United States and Norway. To learn more, visit https://ir.bitdeer.com/.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward-looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

Contacts

Investor Relations
Robin Yang, Partner
ICR, LLC
Email: Bitdeer.ir@icrinc.com
Phone: +1 (212) 537-5825

Public Relations
Brad Burgess, SVP
ICR, LLC
Email: Bitdeer.pr@icrinc.com
Phone: +1 (212) 537-4056